UNIQUE FABRICATING
800 Standard Parkway
Auburn Hills, Michigan 48326

October 28, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Unique Fabricating, Inc.
Registration Statement – Form S-3 File No. 333-260280

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unique Fabricating, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 (File No. 333-260280) (the “Registration Statement”) be declared effective on November 1, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steven Wasserman of Sills Cummis & Gross, P.C., counsel to the Registrant, at 212-500-1579.

Sincerely,

UNIQUE FABRICATING, INC.

By: /s/ Brian P. Loftus
Brian P. Loftus
Chief Financial Officer

cc: Steven L. Wasserman